Form 51-102F1
KOKOMO ENTERPRISES INC.

Management’s Discussion & Analysis
Condensed Interim Financial Statements (Unaudited) for the
Nine Months Ended September 30, 2011

The following discussion and analysis of the financial condition and financial position and results of operations of Kokomo Enterprises Inc. (the “Company” or “Kokomo”) should be read in conjunction with the condensed interim unaudited financial statements and notes thereto for the nine months ended September 30, 2011 and the audited financial statements and the notes thereto for the years ended December 31, 2010 and 2009. The condensed interim unaudited financial statements and notes thereto for the nine months ended September 30, 2011 have not been reviewed by the Company’s Auditor.  The following discussion and analysis has not been reviewed by the Company’s Auditor.

These financial statements, including comparatives, have been prepared using accounting policies in compliance with International Financing Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The Company’s financial statements are expressed in Canadian (CDN) Dollars.  All amounts in this MD&A are in CDN dollars unless otherwise stated.

The following information is prepared as at November 7, 2011.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

The Company is a junior mineral exploration company.

KOKOMO ENTERPRISES INC. Form 51-102F1 – Management’s Discussion & Analysis For the nine months ended September 30, 2011

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

On April 16, 2009, the Company changed its name from Zab Resources Inc. (“Zab”) to Kokomo Enterprises Inc. (“Kokomo”), and the Company consolidated its capital stock on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo.  As a result, the shares of Kokomo commenced trading in Canada on the CNSX under the symbol “KKO”, and in the U.S.A. the shares of Kokomo commenced trading on the OTC Bulletin Board under the symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100.

All common shares and per share amounts have been restated to give retroactive effect to the 25:1 share consolidation, which took effect on April 16, 2009.

At the Annual General Meeting of the Company’s shareholders which was held on June 16, 2011, the shareholders received the Audited Financial Statements for the year ended December 31, 2010 and 2009 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane and Fred A.C. Tejada as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor and, re-approved the Company’s 2004 Stock Option Plan.

On May 6, 2011, the Company entered into a binding letter of intent (“LOI”) with Arqueana de Minerios E Metais Ltda. (“Arqueana”) and its shareholders (“Arqueana Group”) in respect to Arqueana’s mineral concessions and Arqueana’s real estate (“Arqueana’s Assets”).  Pursuant to the LOI, the parties agreed to enter into a Definitive Property Option Agreement within a period of 60 business days whereby the Company would have been granted the right to acquire up to a 75% right, title and interest in Arqueana’s Assets by making staged cash payments totaling $800,000, issuing a total number of 7,000,000 common shares of the Company and incurring property related expenditures totaling $8,000,000 over a period of three years. Upon earning a 75% right, title and interest in Arqueana’s Assets, the Company would have been obligated, subject to certain terms and conditions, to issue an additional 3,000,000 common shares of the Company and to make additional payments totaling $1,000,000.   In respect to the then contemplated transaction, the Company hired the services of Wardrop, A Tetra Tech company, to prepare a technical report in accordance with NI 43-101 for a due diligence review on Arqueana’s Assets which was completed and had an effective date of August 12, 2011. During the months of August and September 2011, the Company attempted to renegotiate the terms and conditions of the LOI with the Arqueana Group.  However, the Company’s attempts to renegotiate the terms and conditions of the LOI with the Arqueana Group were unsuccessful, as a result of which, on October 4, 2011 the Company decided not to proceed any further with the Arqueana Group in respect to Arqueana’s Assets, and the Company has decided to abandon this project.

On June 1, 2011, the Company entered into an Investor Relations Agreement with an arm’s length party in Germany (the “Arm’s Length Party”) whereby the Arm’s Length Party shall provide its services to the Company for a period of four months.  The consideration payable by the Company to the Arm’s Length Party is a cash payment of US $750 and the granting of 120,000 incentive stock options which are exercisable at the price of $0.15 per common share for a period of twelve months.

On February 8, 2010, the Company entered into a binding letter of intent (“LOI”) with an arm’s length party to acquire a 75% right, title and interest in the surface rights of the Zaniza Iron Ore Property, located in the Municipality of Sola De Vega in the State of Oaxaca in Mexico.  The parties to the LOI had agreed to enter into a Definitive Agreement by March 31, 2010 (“The Deadline”).  Subsequently, an Amending Agreement was entered into and was executed by the parties whereby The Deadline was extended to August 31, 2010.  As the Company was unable to enter into a Definitive Agreement by the expiry of The Deadline, the Company decided not to proceed any further with this acquisition.

The Company was previously registered extra-provincially under the Corporations Registration Act in the Province of Nova Scotia, Canada in order to participate in a tender for a Special License in respect to the exploration of salt and potash on certain claims.  The Company participated in the tender, however, due to delays in being granted a Special License, the Company withdrew its participation from the tender and the Company decided not to renew its registration as an extra-provincially registered company under the Corporations Regulations Act in the Province of Nova Scotia, Canada.

Kokomo Enterprises Inc. MD&A Form 51-102F1 September 30, 2011

KOKOMO ENTERPRISES INC. Form 51-102F1 – Management’s Discussion & Analysis For the nine months ended September 30, 2011

For the nine months ended September 30, 2011:-

•	The Company’s operating expenses were $186,249 as compared to $351,875 for the corresponding period in 2010.

•	The Company realized a net loss and comprehensive loss of $186,249 as compared to $351,856 for the corresponding period in 2010.

•	The Company’s total assets were $221,167 as compared to $163,141 for the corresponding period in 2010.

•	The Company’s total liabilities were $112,852 as compared to $131,233 for the corresponding period in 2010.

•	The Company had a working capital deficiency of $100,578 as compared to a working capital deficiency of $119,432 for the corresponding period in 2010.

The Company is presently not a party to any legal proceedings whatsoever.

Mineral Properties

1.	Extra High Property

As at January 1, 2008 the Company held a 66% interest in the Extra High Property, with the remaining 34% interest being held by Colt Resources Inc. (“Colt”), a company that was formerly related by certain common directors and officers.  The property is subject to a 1.5% net smelter returns royalty (”NSR”), 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the NSR holder.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property.  Pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 to the Company thus acquiring from the Company a 33% undivided interest in the Extra High Property.  As a result of exercising the first tranche of the option, Colt increased its undivided interest in the Extra High Property to 67% and has become the operator of the Extra High Property.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 to the Company on or before December 31, 2008.  Colt did not exercise the second tranche of the option.  Consequently, Colt now holds a 67% undivided interest in the Extra High Property and the Company now holds a 33% undivided interest in the Extra High Property.  Pursuant to the Joint Venture which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures.  If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

As at the date of this MD&A, the Company holds a 33% undivided interest in the Extra High Property.

Kokomo Enterprises Inc. MD&A Form 51-102F1 September 30, 2011

KOKOMO ENTERPRISES INC. Form 51-102F1 – Management’s Discussion & Analysis For the nine months ended September 30, 2011

Investment in the Extra High Property consists of costs incurred as follows:

	2011	2010	2009	Cumulative to 2011

Acquisition (property option payments)	$0	$0	$0	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	0	263	1,194	431,160
Colt property option payments	0	0	0	(443,770)

	$0	$263	$1,194	$151,340

2.           Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Ontario Lithium Properties (Mineral Leases) for gross proceeds of $54,500. These properties were previously written off at the end of fiscal 2000. However, the Company retains a 0.50% gross receipts royalty after six months from the date of commencement of commercial production.

3.            Hope Creek Property

On October 24, 2008, the Company entered into an Option Agreement (the “Hope Creek Option Agreement”) with two individuals, who are at arm’s length to the Company, in respect to certain mineral claims which are situated in the Lillooet Mining Division in British Columbia (the “Hope Creek Property”). Pursuant to the terms of the Hope Creek Option Agreement, the Company obtained the right to acquire a 100% undivided interest in the Hope Creek Property, subject to a 1% NSR royalty, by issuing 2,000 common shares, making staged cash payments totaling $90,000 over three years, incurring not less than $50,000 in exploration expenditures on the Hope Creek Property by December 31, 2008 and incurring additional optional exploration expenditures totaling $250,000 over a period of three years.  During the year ended December 31, 2008, the Company fulfilled its commitment and issued 2,000 common shares and incurred $68,654 in exploration expenditures by December 31, 2008. The $90,000 staged cash payments were optional and were payable as follows: (i) $15,000 on or before December 31, 2009; (ii) $25,000 on or before December 31, 2010; and (iii) $50,000 on or before December 31, 2011.

The Company qualified for the BC Mineral Exploration Tax Credit in the amount of $1,060 in 2009 and in the amount of $7,178 in 2008 for exploration expenses incurred on the Hope Creek Property. These amounts have been credited against expenses incurred on this property.

Investment in the Hope Creek Property consisted of costs incurred as follows:

	2011	2010	2009	Cumulative to 2011

Acquisition (property option payments)	$0	$0	$0	$1,500
Geological and geochemical	0	0	2,340	70,994
Mineral exploration tax credit	0	0	(1,060)	(8,238)
Abandonment of property	0	0	(64,256)	(64,256)
	$0	$0	$(62,976)	$0

Kokomo Enterprises Inc. MD&A Form 51-102F1 September 30, 2011

KOKOMO ENTERPRISES INC. Form 51-102F1 – Management’s Discussion & Analysis For the nine months ended September 30, 2011

The Company conducted a diamond drilling program as of October 28, 2008 on the Hope Creek Property which was completed prior to December 31, 2008.

As the results obtained from the diamond drilling program did not meet the Company’s expectations, on October 14, 2009, the Company formally terminated the Hope Creek Option Agreement and has written it off.

4.	Arqueana Property, Brazil

Arqueana Property, Brazil

On May 6, 2011, the Company entered into a binding letter of intent (“LOI”) with Arqueana de Minerios E Metais Ltda. (“Arqueana”) and its shareholders (“Arqueana Group”) in respect to Arqueana’s mineral concessions and Arqueana’s real estate (“Arqueana’s Assets”).  Pursuant to the LOI, the parties agreed to enter into a Definitive Property Option Agreement within a period of 60 business days whereby the Company would have been granted the right to acquire up to a 75% right, title and interest in Arqueana’s Assets by making staged cash payments totaling $800,000, issuing a total number of 7,000,000 common shares of the Company and incurring property related expenditures totaling $8,000,000 over a period of three years. Upon earning a 75% right, title and interest in Arqueana’s Assets, the Company would have been obligated, subject to certain terms and conditions, to issue an additional 3,000,000 common shares of the Company and to make additional payments totaling $1,000,000.  In respect to the then contemplated transaction, the Company hired the services of Wardrop, A Tetra Tech company, to prepare a technical report in accordance with NI 43-101 for a due diligence review on Arqueana’s Assets which was completed and had an effective date of August 12, 2011.   During the months of August and September 2011, the Company attempted to renegotiate the terms and conditions of the LOI with the Arqueana Group.  However, the Company’s attempts to renegotiate the terms and conditions of the LOI with the Arqueana Group were unsuccessful, as a result of which, on October 4, 2011 the Company decided not to proceed any further with the Arqueana Group in respect to Arqueana’s Assets, and the Company has decided to abandon this project.

Investment in the Arqueana Property located in Brazil consists of costs incurred as follows:
September 30, 2011

Partial payment for due diligence report	$32,766
Advance payment as per Letter of Intent	2,500
Consulting	9,002
Travel	10,677
Miscellaneous	2,608
$57,553

During Q4 of 2011 the Company will write-off all of its investment in the Arqueana Property.

Third Quarter (September 30, 2011)

During the three months [third quarter] period ended September 30, 2011, the Company had a net loss and comprehensive loss of $58,644 or $0.00 per share as compared to a net loss and comprehensive loss of $117,413 or $0.01 per share for the same three months [third quarter] period ended September 30, 2010.

Operating costs decreased to $58,644 as compared to $117,169 for the same period in 2010.  The reduction in Management fees mainly contributed to the decrease of operating costs.

During the three months [third quarter] period ended September 30, 2011, the Company’s weighted average number of common shares were 15,540,293 as compared to 10,807,612 for the corresponding period in 2010.

Kokomo Enterprises Inc. MD&A Form 51-102F1 September 30, 2011

KOKOMO ENTERPRISES INC. Form 51-102F1 – Management’s Discussion & Analysis For the nine months ended September 30, 2011

Summary of Quarterly Results

For the Quarterly Periods ended:	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Total Revenues	$0	0	0	0
Loss before other items	(58,644)	(76,440)	(51,165)	(99,552)
Loss per common share before other items	(0.00)	(0.00)	(0.00)	(0.01)
Earnings / (loss) for the period	(58,644)	(76,440)	(51,165)	(99,544)
Basic earnings /(loss) per common share	(0.00)	(0.00)	(0.00)	(0.01)

For the Quarterly Periods ended:	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
Total Revenues	$0	0	0	0
Loss before other items	(117,169)	(125,537)	(109,169)	(131,714)
Loss per common share before other items	(0.01)	(0.01)	(0.01)	(0.03)
Earnings / (loss) for the period	(117,413)	(125,274)	(109,169)	(195,319)
Basic earnings / (loss) per common share	(0.01)	(0.01)	(0.01)	(0.05)

Note: Earnings (loss) per common share calculations in the above tables are based on the weighted average number of common shares outstanding for the periods and which have been restated to give retroactive effect to the 25:1 consolidation described in Results of Operations of this MD&A and in note 1 to the Condensed Interim Financial Statements for the period ended September 30, 2011 and 2010 (Unaudited).  All the figures covered by all the quarterly periods are prepared in accordance with IFRS, with the exception of the figures under the quarter period ended December 31, 2009 which have been prepared in accordance with the  former Canadian GAAP.

The diluted loss per share calculations are not reflected as the effect would have been anti-dilutive.

The Company’s business is not of a seasonal nature.

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment.  The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

The Company does not generate any revenues and does not anticipate generating any revenues in the foreseeable future.  Should the Company at a future date generate any revenues, then the Company intends to retain its earnings in order to finance growth.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

Kokomo Enterprises Inc. MD&A Form 51-102F1 September 30, 2011

KOKOMO ENTERPRISES INC. Form 51-102F1 – Management’s Discussion & Analysis For the nine months ended September 30, 2011

Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.

Trading in the common shares of the Company may be halted at any time for any reason, including the failure by the Company to submit documents to the Regulatory Authorities in the time periods required.

The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid.  The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods.  The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral exploration properties cannot be accurately predicted.  Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interests in mineral exploration properties.  A drop in the availability of equity financings will likely impede spending on mineral properties.  As a result of all these significant risks, it is quite possible that the Company may lose all its investments in the Company’s interests in mineral properties.

Liquidity and Capital Resources

The Company has incurred operating losses over the past two fiscal years, has limited resources, and no sources of operating cash flow.

During 2011, the Company shall require at least $400,000 so as to conduct its operations uninterruptedly.  In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at September 30, 2011:-

•	The CoTmpany‘s total number of issued and outstanding shares was 16,575,278 as compared to 12,953,278 for the corresponding period in 2010 (December 31, 2010: 13,963,278).

•	The Company’s total assets were $221,167 as compared to $163,141 for the corresponding period in 2010 (December 31, 2010: $168,807).

•	The Company’s total liabilities were $112,852 as compared to $131,233 for the corresponding period in 2010 (December 31, 2010: $135,443).

•	The Company had a working capital deficiency of $100,578 as compared to a working capital deficiency of $119,432 for the corresponding period in 2010 (December 31, 2010: $117,976).

During the month of June 2011, a total number of 1,212,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $121,200.  And, during the month of July 2011, a total number of 300,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $30.000.

Kokomo Enterprises Inc. MD&A Form 51-102F1 September 30, 2011

KOKOMO ENTERPRISES INC. Form 51-102F1 – Management’s Discussion & Analysis For the nine months ended September 30, 2011

During the month of July 2011, a total number of 3,595,000 share purchase warrants exercisable at $0.10 per warrant share which were attached to certain units issued in 2009 have expired unexercised.  And, during the month of September 2011, a total number of 102,000 share purchase warrants exercisable at $0.10 per warrant share which were attached to certain units issued in 2009 have expired unexercised

On May 10, 2011, the Company closed the non-brokered private placement, which was announced on March 6, 2011.  The Company issued a total of 100,000 units of the Company’s securities at $0.10 per unit for gross proceeds to the Company of $10,000.  Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company exercisable at the price of $0.15 until May 10, 2013.  The securities issued were subject to a hold period which expired on September 11, 2011.

On April 15, 2011, the Company closed the second and final tranche of the non-brokered private placement, which was announced on March 30, 2011, and issued 500,000 units of the Company at the price of $0.10 per unit for total proceeds to the Company of $50,000.  Each unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at the price of $0.15 until April 15, 2013.  The securities issued were subject to a hold period which expired on August 16, 2011.

On April 1, 2011, the Company closed the first tranche of the non-brokered private placement, which was announced on March 30, 2011, and issued 500,000 units of the Company at the price of $0.10 per unit for total proceeds to the Company of $50,000.  Each unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at the price of $0.15 until April 1, 2013.  The securities issued were subject to a hold period which expired on August 2, 2011.

During 2010, a total of 1,043,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $104,300.

During 2010, the Company issued an aggregate of 4,500,000 Units of the securities of the Company to various investors at the price of $0.06 per Unit for total proceeds to the Company of $270,000 all of which were allocated to common shares. Each Unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company at $0.10 per common share for a period of two years from closing date.

If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.  However, there are no assurances whatsoever that any warrants will be exercised before their expiry.

During 2009, the Company entered into Non-Brokered Private Placement Financing Agreements and issued an aggregate of 7,325,333 units for total proceeds of $518,150 of which $486,267 was allocated to shares and $31,883 was allocated to warrants. Each unit consists of one common share and one non-transferable share purchase warrant. Of the 7,325,333 units sold, 5,242,000 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of two years from closing date, and the remaining 2,083,333 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of five years from closing date. The proceeds were allocated between shares and warrants using the residual value method.

During 2008, the Company issued to arm’s length parties 2,000 common shares at a market value of $0.75 per common share for a total value of $1,500 in accordance with the Hope Creek Option Agreement.

During the nine months period ended September 30, 2011, there were no stock options granted to Directors, Officers and Employees.  On June 15, 2011, a total of 164,242 stock options granted to Directors, Officers, Employees and Consultants exercisable at $1.25 per share expired unexercised.  Pursuant to an Investor Relations Agreement with an Arm’s Length Party, on June 1, 2011 the Company has granted 120,000 incentive stock options to the Arm’s Length Party which may be exercised for a period of twelve months at the price of $0.15 per common share.  If any stock options are exercised in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised before their expiry.  As at September 30, 2011, a total of 120,000 incentive stock options exercisable at $0.15 per share are outstanding.  As at the date of this MD&A, there were no stock options that were exercised.

Kokomo Enterprises Inc. MD&A Form 51-102F1 September 30, 2011

KOKOMO ENTERPRISES INC. Form 51-102F1 – Management’s Discussion & Analysis For the nine months ended September 30, 2011

As at September 30, 2011:-

•	the Company had $297 in cash as compared to $2,271 for the corresponding period in 2010 (December 31, 2010: $5,073).

•	the Company’s GST/HST receivables as at September 30, 2011 were $11,977 as compared to $9,530 for the corresponding period in 2010 (December 31, 2010: $12,394).

Significant Accounting Policies

The Condensed Interim Financial Statements (Unaudited) have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting which includes the significant accounting policies as described in Note 4 of the Condensed Interim Financial Statements (Unaudited).

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Trends

Commodity prices have increased significantly, and should this trend continue then companies such as Kokomo will have difficulty in acquiring mineral properties of merit at reasonable prices.

Related Party Transactions

The Company shares office space with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a company related by certain common officers and directors.  Effective as of March 1, 2007, Las Vegas invoices the Company $1,500 plus GST or HST per month for providing office space, telephone and photocopy services, office supplies, reception, accounting, secretarial and other miscellaneous services for as long as such services are required by the Company.  As at September 30, 2011, Las Vegas charged the Company for its share of (i) office expenses of $10,800 (September 30, 2010 - $10,800); (ii) rent of $2,700 (September 30, 2010 - $2,700) and iii) other expenses paid on behalf of the Company of $11,092 (September 30, 2010 - $981).  For the nine months period ended September 30, 2011, the Company charged Las Vegas for its share of other expense paid on behalf of Las Vegas of $2,686 (September 30, 2010: $2,575).

Las Vegas is related to the Company by virtue of the fact that Las Vegas’ CEO and President, namely Jacob H. Kalpakian, is the Vice-President of the Company, and the Chairman and CFO of Las Vegas namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company.  Furthermore, Gregory T. McFarlane is a director of both the Company and Las Vegas.

Giyani Gold Corp. (formerly 99 Capital Corporation) (“Giyani”) was related to the Company by virtue of the fact that the Company’s President, CEO and CFO namely Bedo H. Kalpakian, was the Chairman and CFO of Giyani from November 2009 up to June 2010, and the Company’s Vice-President namely Jacob H. Kalpakian was the President and CEO of Giyani from November 2009 up to June 2010.  For the nine months period ended September 30, 2011, Giyani was charged by the Company for its share of certain expenses paid by the Company on behalf of Giyani of $Nil (September 30, 2010: $3,175).

Kokomo Enterprises Inc. MD&A Form 51-102F1 September 30, 2011

KOKOMO ENTERPRISES INC. Form 51-102F1 – Management’s Discussion & Analysis For the nine months ended September 30, 2011

Active Growth Capital Inc. (“Active Growth”) was related to the Company by virtue of the fact that the Company’s President, CEO and CFO namely Bedo H. Kalpakian, was a director of Active Growth from November 2010 up to July 2011, and the Company’s Vice-President namely Jacob H. Kalpakian was the President, CEO and a director of Active Growth from November 2010 up to July 2011.  For the nine months period ended September 30, 2011,  Active Growth was charged by the Company for its share of certain expenses paid by the Company on behalf of Active of $3,506 (September 30, 2010: $Nil).

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. dated November 1, 2001, as amended on August 18, 2003 and on July 31, 2005 and pursuant to the Addendum to the Management Services Agreement dated November 1, 2010, the total amount for Management Fees was $90,000 during the nine months period ended September 30, 2011 (September 30, 2010: $270,000).  The principals of Kalpakian Bros. of B.C. Ltd. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company.  The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at anytime by giving three months notice to the other party.

On January 21, 2008, the Company entered into an option agreement for the Extra High Property with Colt (see Mineral Properties – 1. Extra High Property in this MD&A).  During 2008, pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 however Colt did not exercise the second tranche of the option.

Colt was previously related to the Company by virtue of the fact that Bedo H. Kalpakian was the President and CEO of Colt and is the President, CEO and CFO of the Company, and Jacob H. Kalpakian was the Vice President and Director of Colt and is the Vice President and Director of the Company.  Furthermore, J. Wayne Murton was a former Director of the Company and was also a director of Colt.

In connection with the 2010 non-brokered private placement (see Liquidity and Capital Resources in this MD&A), a total of 3,250,000 Units in the capital of the Company were subscribed for by a company owned by two directors of the Company.  As at December 31, 2010, a total of 1,010,000 share purchase warrants at $0.10 per share were exercised by a company owned by two directors of the Company for total proceeds to the Company of $101,000.

In connection with the 2009 non-brokered private placement (see Liquidity and Capital Resources in this MD&A), an aggregate of 4,176,333 Units in the capital of the Company were subscribed for by the family of two directors of the Company.  In addition, a total of 37,500 Units were subscribed for by an officer of the Company.

Financial Instruments

The Company has classified its cash as held-for-trading; and accounts payable and accrued liabilities and due to related parties, as other financial liabilities.

The carrying values of cash and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these financial instruments.  The fair value of due to related parties cannot be reliably measured as there is no market for such instruments.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)	Credit risk

Credit risk arises from the non-performance of counterparties of contractual financial obligations.

Kokomo Enterprises Inc. MD&A Form 51-102F1 September 30, 2011

KOKOMO ENTERPRISES INC. Form 51-102F1 – Management’s Discussion & Analysis For the nine months ended September 30, 2011

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada:

	September 30, 2011	September 30, 2010

Bank accounts	$297	$2,271

(b)           Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At September 30, 2011, the Company had accounts payable excluding accrued liabilities of $86,242 (September 30, 2010 - $36,291), which are due within 30 days, and amounts payable to related parties of $23,360 (September 30, 2010 - $93,649), which are due on demand.

(c)           Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not exposed to foreign currency risk.

(i)	Interest rate risk

The Company’s cash consists of cash held in bank accounts earning interest at variable interest rates. Fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2011. The Company is not exposed to significant interest rate risk.

(ii)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to other price risk.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s Condensed Interim Statement of Comprehensive Loss (Unaudited) for the nine month period ended September 30, 2011.

Disclosure over Internal Controls

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that all relevant information is gathered and reported within the time periods required by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Kokomo Enterprises Inc. MD&A Form 51-102F1 September 30, 2011

KOKOMO ENTERPRISES INC. Form 51-102F1 – Management’s Discussion & Analysis For the nine months ended September 30, 2011

Venture Issuers are not required to provide representations in their annual and interim filings relating to the establishment and maintenance of DC&P and ICFR, as defined in National Instrument NI 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishments and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded and reported within the time periods specified in securities legislation and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitations on the ability of certifying officers of a Venture Issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Capital Stock

Authorized share capital:          Unlimited number of common shares without nominal or par value
Unlimited number of preferred shares without nominal or par value

Outstanding Share Data as of November 7, 2011	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at November 7, 2011	16,575,278	Nil	N/A	N/A
Warrants as at November 7, 2011	440,000 550,000 500,000 2,000,000 500,000 500,000 100,000 2,000,000 83,333	Nil	Cdn $0.10 Cdn $0.10 Cdn $0.10 Cdn $0.10 Cdn $0.10 Cdn $0.10 Cdn $0.15 Cdn $0.15 Cdn $0.15	Mar 11/2012 April 16, 2012 May 4, 2012 August 16, 2012 April 1, 2013 April 15, 2013 May 10, 2013 Dec 2/2014 Dec 22/2014
Stock Options as at November 7, 2011	120,000	Nil	Cdn $0.15	June 1, 2012
Fully Diluted as at November 7, 2011	23,368,611	Nil

Basis of Presentation, Adoption of IFRS, and Comparative Figures

As stated in Note 3 of the Condensed Interim Financial Statements (Unaudited), these are the Company’s third interim financial statements for the period covered by the first annual financial statements prepared in accordance with IFRS.  An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position and comprehensive loss is set out in this note.

The accounting policies set out in Note 3 of the Condensed Interim Financial Statements (Unaudited) have been applied in preparing the financial statements for the period ended September 30, 2011, the comparative information presented in these financial statements for the period ended September 30, 2011 and in the preparation of an opening IFRS balance sheet at 1 January 2010 (the Company’s date of transition).

Kokomo Enterprises Inc. MD&A Form 51-102F1 September 30, 2011

KOKOMO ENTERPRISES INC. Form 51-102F1 – Management’s Discussion & Analysis For the nine months ended September 30, 2011

IFRS 1, “First-time Adoption of International Financial Reporting Standards” (IFRS 1)

IFRS 1 generally requires that first-time adopters retrospectively apply all effective IFRS standards and interpretations in effect as at the reporting date. IFRS 1 also provides for certain optional exemptions and certain mandatory exceptions to this general principle.

The Company has elected under IFRS 1 to not apply IFRS 2 to options that were granted on or before November 7, 2002 or to options that were granted subsequent to November 7, 2002 but vested before the date of transition to IFRS.

Adjustments on transition to IFRS

IFRS has many similarities to Canadian GAAP as it is based on a similar conceptual framework. However, there are important differences with regards to recognition, measurement and disclosure. While adoption of IFRS did not change the Company’s actual cash flows, it resulted in changes to the Company’s balance sheet, statement of comprehensive loss and statement of shareholders’ equity as set out below:

(a)	Share options

On transition to IFRS the Company changed its accounting policy for the treatment of share-based payments whereby amounts recorded in contributed surplus for unexercised stock options are transferred to deficit upon their expiration. Previously, the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

(i)
As of January 1, 2010, $213,850 of contributed surplus related to options that were no longer outstanding as of that date and, therefore, the $213,850 related to the expired options, has been transferred from contributed surplus to deficit.

(ii)
During the nine months ended September 30, 2010, 10,000 options expired and the carrying balance of $12,250 in contributed surplus has been transferred to deficit.  The cumulative amount, including the adjustment as of January 1, 2010, transferred to deficit is $226,100.

(iii)
In the fourth quarter of the year ended December 31, 2010, 4,000 options expired and the carrying balance of $4,900 in contributed surplus has been transferred to deficit.  The cumulative amount, including January 1, 2010, and the nine months period ended September 30, 2010 adjustments, transferred to deficit is $231,000.

(b)	Warrants

The Company has changed its accounting policy for the treatment of unit offerings to the residual value method, whereby proceeds exceeding the fair value of the common shares are allocated to the share purchase warrants. Previously, the Company’s Canadian GAAP policy was to allocate proceeds based on the relative fair value method.

(i)
During the year ended December 31, 2009, the Company issued 7,325,333 units that consisted of one common share and one common share purchase warrant.  Under Canadian GAAP, $182,294 was allocated to the warrants based on the relative fair value method.  As a result of the change to the residual value method, $150,410 has been re-allocated from warrants to capital stock effective January 1, 2010.

Kokomo Enterprises Inc. MD&A Form 51-102F1 September 30, 2011

KOKOMO ENTERPRISES INC. Form 51-102F1 – Management’s Discussion & Analysis For the nine months ended September 30, 2011

(ii)
During the nine months ended September 30, 2010, the Company issued 4,500,000 units with $84,417 of proceeds being allocated to the warrants under Canadian GAAP.  Under the residual value method, the warrants would have a fair value of $nil and, therefore, the $84,417 has been re-allocated from warrants to capital stock.  The cumulative adjustment, including the January 1, 2010 adjustment, is $234,827.

(iii)
During the fourth quarter of the year ended December 31, 2010, warrants were issued by the Company in conjunction with unit offerings and under Canadian GAAP, $4,769 of proceeds was allocated to warrants.  Under the residual value method, the warrants would have a $nil value and, therefore, the $4,769 has been re-allocated from warrants to capital stock.  In addition, a total of $20,541 was transferred to capital stock from warrants on the exercise of warrants during the year ended December 31, 2010 under Canadian GAAP.  Using the residual value method, those warrants would have had a carrying value of $nil.  Therefore the net re-allocation from capital stock to warrants is $15,772.  The cumulative effect of the adjustments from January 1, 2010 to December 31, 2010 total $219,055.

Reconciliation of Assets, Liabilities and Equity

The table below provides a summary of the adjustments to the Company’s balance sheets at December 31, 2010, September 30, 2010 and January 1, 2010:

	December 31, 2010	September 30, 2010	January 1, 2010

Total Assets per Canadian GAAP	$168,807	$163,141	$162,205
Adjustments required on adoption of IFRS	0	0	0

Total Assets per IFRS	$168,807	$163,141	$162,205

Total Liabilities under Canadian GAAP	$135,443	$131,233	$51,741
Adjustments required on adoption of IFRS	0	0	0

Total Liabilities under IFRS	135,443	131,233	51,741

Shareholders’ Equity

Total Equity under Canadian GAAP	33,364	31,908	110,464
Adjustments required on adoption of IFRS
Capital stock	219,055	234,827	150,410
Warrants	(219,055)	(234,827)	(150,410
Contributed surplus	(231,000)	(226,100)	(213,850
Deficit	231,000	226,100	213,850

Total Equity under IFRS	33,364	31,908	110,464

Total Liabilities and Equity under IFRS	$168,807	$163,141	$162,205

Kokomo Enterprises Inc. MD&A Form 51-102F1 September 30, 2011

KOKOMO ENTERPRISES INC. Form 51-102F1 – Management’s Discussion & Analysis For the nine months ended September 30, 2011

Reconciliation of Net Income and Comprehensive Income

The table below provides a summary of the adjustments to net income/(loss) for the three months and nine months ended September 30, 2010:

	Three months ended September 30, 2010	Nine months ended September 30, 2010

Net Loss and Comprehensive Loss per Canadian GAAP	$(117,413)	$(351,856)
Adjustments required on adoption of IFRS	0	0

Net Loss and Comprehensive Loss per IFRS	$(117,413)	$(351,856)

Reconciliation of Cash Flow

The table below provides a summary of the adjustments to cash flow for the nine months ended September 30, 2010:

September 30, 2010

Operating Activities per Canadian GAAP	$(275,924)
Adjustments required on adoption of IFRS	0

Operating Activities per IFRS	$(275,924)

Investing Activities per Canadian GAAP	$(263)
Adjustments required on adoption of IFRS	0

Investing Activities per IFRS	$(263)

Financing Activities per Canadian GAAP	$273,300
Adjustments required on adoption of IFRS	0

Financing Activities per IFRS	$273,300

Kokomo Enterprises Inc. MD&A Form 51-102F1 September 30, 2011

KOKOMO ENTERPRISES INC. Form 51-102F1 – Management’s Discussion & Analysis For the nine months ended September 30, 2011

Outlook

Management’s efforts are directed towards pursuing opportunities of merit in the mineral exploration sector for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire a mineral prospect of merit.

Kokomo Enterprises Inc. MD&A Form 51-102F1 September 30, 2011